Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

April 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated April 14, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 14, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and
General Counsel

The Hague – April 14, 2014

Aegon reaches agreement over Dutch harbor workers’ pension capital

Aegon and BPVH – a foundation representing Dutch harbor workers and employers – reached an agreement on removing restrictions on the capital of the harbor workers’ former pension fund Optas.

This agreement ends a dispute that began when the Optas pension fund was transformed into an insurance company, that was subsequently acquired by Aegon in 2007.

Aegon and BPVH have agreed to jointly file a request with a Dutch court to remove the restriction on the capital of Optas. Upon the court granting this request, Aegon will make a payment of EUR 80 million to BPVH, as well as offer harbor workers more favorable pension conditions. In addition, over the coming years Aegon will contribute up to EUR 20 million to help mitigate the effect of an announced reduction in the tax-free pension allowance in the Netherlands.

Media relations Aegon	Investor relations Aegon	Stichting BPVH
Robin Boon	Willem van den Berg	Niek Stam
+31 (0)70 344 8956	+31 (0)70 344 8305	+31 (0)6 22998138
gcc@aegon.com	ir@aegon.com